RECEIVED

2008 OCT 15 A 11:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

HAECO

Our Ref.: CSA/CPA12/20,24

2nd October 2008

BY REGISTERED MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

08005387

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we enclose for your attention a copy of an announcement in connection with the Change of Directors of the Company which has been submitted to the website of The Stock Exchange of Hong Kong Limited on 1st October 2008

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Secretary

PROCESSED
OCT 16 2008
THOMSON REUTERS

Encls.

c.c.: Ms. Judy Kang, The Bank of New York Mellon
(w/o encl., by email: shrrelations@bnymellon.com)
Ms Kammy Yuen/ Ms Anna Jia, The Bank of New York Mellon, H.K.
(w/o encl., by hand)

LW/pl
P:\Haeco\HAECO Group\HAECO - CPA12\appoint and resign director\app AT resign ANT 01.10.2008\ltr_SEC US.doc

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 44)

Change of Directors

The Board of Directors (the "Board") of Hong Kong Aircraft Engineering Company Limited (the "Company") announces that:

(1) Mr. CHAN Ping Kit ("Mr. Chan") will cease to be Chief Executive Officer of the Company with effect from 1st November 2008 upon expiry of his service contract with the Company on 31st October 2008;

(2) Mr. Chan will remain as an Executive Director of the Company and Deputy Chairman of the Board;

(3) Mr. Chan has entered into a service contract with the Company for a term of three years until 31st October 2011 to serve as Executive Chairman of Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO"), a subsidiary of the Company;

(4) Mr. Antony Nigel TYLER ("Mr. Tyler") has resigned as a Non-Executive Director of the Company with effect from 1st October 2008; and

(5) Mr. TANG Kin Wing Augustus ("Mr. Tang") has been appointed as an Executive Director of the Company with effect from 1st October 2008 and Chief Executive Officer of the Company with effect from 1st November 2008.

Mr. CHAN Ping Kit

Mr. Chan, aged 62, first joined the Company in 1966 and resigned as Deputy Chief Engineer (Maintenance) in June 1990. He rejoined the Company in December 1992 as General Manager (Base Maintenance & China Operations) and was appointed a Director in November 1993, Managing Director in July 1998, Deputy Chairman and Chief Executive Officer in August 2001.

Mr. Chan has entered into a service contract with the Company for a term of three years until 31st October 2011 to serve as Executive Chairman of TAECO. The remuneration of senior managers employed by the Company is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. The emoluments of Mr. Chan are determined in accordance with this policy. Mr. Chan will be receiving an annual salary which together with housing and other allowances amounts to HK$4,524,000.

Mr. Chan does not have any relationship with any Director or the senior management of the Company or with any substantial or controlling shareholder of the Company.

Mr. Chan has a deemed interest in a 2% shareholding in TAECO, an associated corporation, held by Kin Kuen Development Company Limited, in which Mr. Chan holds a 30% interest. Apart from this, he does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

In accordance with the Articles of Association of the Company, Mr. Chan will hold office as a Director of the Company until the annual general meeting to be held in 2009 and will then be eligible for re-election; thereafter he will retire at the third annual general meeting following his re-election by ordinary resolution and will be eligible for re-election.

Mr. Antony Nigel TYLER

Mr. Tyler has confirmed that he is not aware of any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. He has also confirmed that his resignation is due to reassignment of work duties within Swire Pacific Limited and Cathay Pacific Airways Limited ("Cathay Pacific"), which are respectively controlling shareholder and substantial shareholder of the Company and of which he is an Executive Director, and that he is not aware of any disagreement with the Board. The Board would like to express its gratitude to Mr. Tyler for his outstanding contributions and wise counsel during the past 11 years since his appointment as a Director of the Company on 1st December 1996 and offers its best wishes to him.

Mr. TANG Kin Wing Augustus

Mr. Tang, aged 49, joined Cathay Pacific in 1982 and has worked with Cathay Pacific in Hong Kong, Malaysia and Japan. He served as an Executive Director of Cathay Pacific from 1st January 2007 to 30th September 2008 and joined John Swire & Sons Limited ("Swire") group on 1st October 2008. He has an honours degree in Business Administration from the Chinese University of Hong Kong.

Mr. Tang is being seconded to the Company by the Swire group under the agreement for services referred to in the Company's announcements dated 1st December 2004 and 1st October 2007. In accordance with the Company's Articles of Association, Mr. Tang will hold office until the annual general meeting to be held in 2009 and will then be eligible for election; thereafter he will retire at the third annual general meeting following his election by ordinary resolution and will be eligible for re-election. Mr. Tang has entered into a letter of appointment, which constitutes a service contract, with the Company for a term until the annual general meeting to be held in 2009, which will be renewed for a term of three years upon each election/re-election.

HAECO

The remuneration of senior managers employed by the Swire group is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. The emoluments of Mr. Tang are determined in accordance with this policy. The annual salary together with various allowances of Mr. Tang amounts to HK$3,173,000. He is eligible to receive performance related discretionary bonuses and is also entitled to other benefits in kind and to participate in a group retirement scheme.

Mr. Tang does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

Mr. Tang is an employee of Swire which is a controlling shareholder of the Company. Apart from this, he has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Save as disclosed above, there is no other information relating to Mr. Chan, Mr. Tyler and Mr. Tang to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: C.D. Pratt (Chairman), J.C.G. Bremridge, P.K. Chan, M. Hayman, M.M.S. Low, M.J.A. Sathianathan, A.K.W. Tang;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

By Order of the Board
Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary

Hong Kong, 1st October 2008

END